Mail Stop 4561

October 23, 2006

Edward F. Lange, Jr.
525 Market Street
4th Floor
San Francisco, CA 94105-2712

> **Re:** **BRE Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-14306**

Dear Mr. Lange:

We have reviewed your response letter dated October 6, 2006, and have the following additional comment.

Form 10-Q for the period ending June 30, 2006

Financial Statements

Consolidated Statements of Cash Flow, page 4

1. We have read and considered your response to comment one. We continue to believe that in future filings where distributions have been or are expected to be in excess of cash flows from operating activities for that particular period, the company should identify the alternative source of the excess distributions in the MD&A.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief